UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)*

Under the Securities Exchange Act of 1934

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267409

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The 3,183,199 Common Units of the Issuer previously beneficially owned by Navios Maritime Holdings Inc. (“Navios Holdings”), of which 2,960,476 were owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Holdings, and 6,669 of which were owned by another wholly-owned subsidiary of Navios Holdings, were transferred by Navios Holdings, Alpha Merit and such other relevant subsidiary to N Shipmanagement Acquisition Corp. on January 9, 2024 pursuant to the Letter Agreement described herein.

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The 2,960,476 Common Units previously beneficially owned by Alpha Merit were transferred by Alpha Merit to N Shipmanagement Acquisition Corp. on January 9, 2024 pursuant to the Letter Agreement described herein.

Explanatory Note

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the Schedule 13D filed by Navios Maritime Holdings Inc. (“Navios Holdings”) on July 24, 2008 (the “Original Schedule 13D”), as previously amended and supplemented by Amendment No. 1 filed on July 20, 2011, Amendment No. 2 filed on June 20, 2012, Amendment No. 3 filed on March 13, 2015, Amendment No. 4 filed on November 28, 2017, Amendment No. 5 filed on April 4, 2018, Amendment No. 6 filed on May 24, 2019, and Amendment No. 7 filed on September 5, 2019, Amendment No. 8 filed on April 19, 2021, and Amendment No. 9 filed on October 26, 2021, relating to the common units (“Common Units”) of Navios Maritime Partners L.P. (the “Issuer”). The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the following:

On January 9, 2024, pursuant to a letter agreement (the “Letter Agreement”) among Navios Holdings, Alpha Merit and another wholly-owned subsidiary of Navios Holdings, on the one hand, and N Shipmanagement Acquisition Corp., on the other hand, Navios Holdings, Alpha Merit and such other relevant subsidiary transferred the 216,054, 2,960,476 and 6,669 Common Units respectively owned by them to N Shipmanagement Acquisition Corp. in partial prepayment and satisfaction of an $81,139,743.00 portion of the principal amount of a debenture issued by Navios Holdings. As a result of this transaction, Navios Holdings, Alpha Merit and such other relevant subsidiary ceased to beneficially own any Common Units as of January 9, 2024.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 3 of this Amendment No. 10.

Item 5. Interest in Securities of the Issuer.

This Amendment No. 10 amends and restates Item 5(a), (b), (c) and (e) to the Schedule 13D as set forth below:

(a) (b)

The information set forth in Item 3 of this Amendment No. 10 is incorporated herein by reference. The Reporting Persons disclaim membership in a group with Ms. Frangou and/or N Shipmanagement Acquisition Corp.

(c)

The information set forth in Item 3 of this Amendment No. 10 is incorporated herein by reference.

(e)

The information set forth in Item 3 of this Amendment No. 10 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024

Navios Maritime Holdings Inc.

By:	/s/ Georgios Akhniotis
Name: Georgios Akhniotis
Title: Chief Financial Officer

Alpha Merit Corporation

By:	/s/ Anna Kalathaki
Name: Anna Kalathaki
Title: Director